Mail Stop 4561

November 5, 2007

Nevaeh Enterprises Ltd.
25 Jin Hua Street
Chang Chun, Ji Lin
China, 130000

Re: **Nevaeh Enterprises Ltd.**
        Amendment No. 2 to Registration Statement on Form SB-2
        Filed on November 1, 2007
        File No. 333-144681

Ladies and Gentlemen:

We have reviewed your filing and have the following comment.

Cover Page of Registration Statement

1.   In response to comment 1 of our letter dated August 10, 2007, you stated that you
        do not engage any firm or individual as your U.S. agent for service of documents
        relating to the registration statement. Please engage a firm or individual as your
        U.S. agent for service and file an amendment to your Form SB-2 to include on the
        front cover page of the Form SB-2 the name, address, and telephone number of a
        U.S. agent for service.

        Please amend your registration statement in response to this comment and provide
us with marked copies of the amendment. Please furnish a cover letter with your
amendment. We may have additional comments.

        If you have questions, please call David L. Orlic at (202) 551-3503, or, if you
require further assistance, me at (202) 551-3462.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief-Legal